United States securities and exchange commission logo





                           March 9, 2021

       J. Adam Zangerle
       Senior Vice President, General Counsel & Secretary
       STERIS plc
       70 Sir John Rogerson   s Quay
       Dublin 2 Ireland

                                                        Re: STERIS plc
                                                            Registration
Statement on Form S-4
                                                            Filed March 2, 2021
                                                            File No. 333-253799

       Dear Mr. Zangerle:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 212-551-7976 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Peter C. Zwick